

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

Via E-mail
Don R. Madison
Executive Vice President, Chief Financial and
 Administrative Officer
Powell Industries, Inc.
8550 Mosley Drive
Houston, Texas 77075-1180

> **Re: Powell Industries, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed December 8, 2010**
> **Form 10-Q for the quarter ended March 31, 2011**
> **Filed May 4, 2011**
> **File No. 001-12488**

Dear Mr. Madison:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 21

1.   We note the disclosure on page 52. Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their

repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data, page 29

Note D. Acquisition, page 43

2.   We note that you acquired Powell Canada in fiscal 2010. Please tell us why you presented pro forma information related to this acquisition for fiscal year 2008. Discuss how you considered ASC 805-10-50-2(h)(3). Further, please tell us how you considered the disclosures required by ASC 805-10-50-2(h)(1).

Note E. Goodwill and Other Intangible Assets, page 45

3.   Please tell us how you considered the disclosures required by ASC 350-30-50-2(a)(1).

Note N. Business Segments, page 64

4.   Please tell us how you considered the disclosures required by ASC 280-10-50-22.

Item 11. Executive Compensation, page 67

5.   We note your disclosure on page 23 of your proxy statement under the "Long-term Compensation Plan" section. Please tell us and revise future filings to clarify how the factors mentioned in the third paragraph are applied and weighted to determine the number and types of equity awards under the long-term compensation plan for both the performance and time-vesting stock awards. Your disclosure should address how these factors relate to those in the second bullet point on page 24 of your proxy statement.

6.   Regarding your disclosure on page 23 of your proxy statement, please tell us and revise future filings to clarify how you determine the number of time-vesting restricted stock awards to grant your CEO.

Signatures, page 70

7.   In your future filings, please revise the "Signatures" page so that the principal executive officer, the principal financial officer and the controller or principal accounting officer sign the registration statement beneath the second paragraph required on the "Signatures" page. Refer to General Instruction D to Form 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 5. Other Information, page 25

8.   Please tell us where you have disclosed the results of the voting on proposals 2 and 3 of your most recent proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein, Staff Attorney at (202)551-3286 or Tim Buchmiller, Reviewing Attorney at (202) 551-3635 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3671 with any questions.

Sincerely,

/s/ Kate Tillan for

Martin F. James
Senior Assistant Chief Accountant